EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change May 16, 2014
Item 3	News Release The news release dated May 16, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change Pretivm announced that Mr. Peter Birkey was elected to the Board of Directors at its Annual General Meeting held on May 14, 2014.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced that Mr. Peter Birkey was elected to the Board of Directors at its Annual General Meeting held on May 14, 2014.

Peter Birkey is an Investment Executive who has over twenty years of experience investing in the financial markets and advising both public and private companies.  Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations.  Prior to this, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) and a Portfolio Manager for AEGON USA.  Mr. Birkey earned an MBA in Finance and Marketing with the highest honors from the University of Chicago.  He is also a Chartered Financial Analyst and holds a Bachelors degree in Economics and Business Administration from Coe College.

Mr. Birkey, who was nominated by Liberty Metals & Mining Holding, LLC under the terms of its existing shareholder rights agreement, will serve on the Board’s Audit committee.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 16th day of May, 2014.